Exhibit 99.1

Emera News Release

November 18, 2016

Emera Appoints Scott Balfour to Chief Operating Officer

HALIFAX, Nova Scotia—November 18, 2016- Emera Inc. (TSX:EMA) is pleased to announce Scott Balfour has been appointed as Chief Operating Officer (COO) of Emera Inc., effective immediately.

In addition to his current responsibilities for Emera’s Northeast and Caribbean operations, Scott will now be responsible for senior executive oversight and governance of Emera’s affiliates in Florida & New Mexico. Scott will also provide senior executive direction to corporate functions, including HR, Stakeholder Relations and Strategy & Planning.

“Emera has undergone a significant strategic expansion and today’s announcement is a natural next step as we continue to execute our growth plan,” says Chris Huskilson, President & CEO of Emera Inc. “Scott has taken on increasing levels of responsibility and has made a substantial contribution to Emera’s growth. He will bring his strategic leadership and financial acumen to the strong leadership team and governance structure already in place at our newly acquired operations in Florida and New Mexico.”

Scott joined Emera in 2012 as Executive Vice President & Chief Financial Officer. In 2015, he was appointed Chief Operating Officer, Northeast & Caribbean. He also serves as Chair of the Boards for Nova Scotia Power, Emera Energy, Emera Maine, Emera New Brunswick, Emera Utility Services and Grand Bahama Power. Scott will be appointed to the local boards of Tampa Electric and New Mexico Gas in the coming weeks.

About Emera Inc.

Emera Inc. is a geographically diverse energy and services company headquartered in Halifax, Nova Scotia with approximately $28 billion in assets and 2015 pro-forma revenues of $ 6.3 billion. The company invests in electricity generation, transmission and distribution, gas transmission and distribution, and utility energy services with a strategic focus on transformation from high carbon to low carbon energy sources. Emera has investments throughout North America, and in four Caribbean countries. Emera continues to target having 75-85% of its adjusted earnings come from rate-regulated businesses. Emera’s common and preferred shares are listed on the Toronto Stock Exchange and trade respectively under the symbol EMA, EMA.PR.A, EMA.PR.B, EMA.PR.C, EMA.PR.E, and EMA.PR.F. Depositary receipts representing common shares of Emera are listed on the Barbados Stock Exchange under the symbol EMABDR. Additional Information can be accessed at www.emera.com or at www.sedar.com.

Media:

Dina Bartolacci Seely, Corporate Communications

902-428-6951

dina.seely@emera.com